UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
✓ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Ready Set Jet, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    February 19, 2019

Physical Address of Issuer:

24355 Creekside Rd #801506, Santa Clarita, CA 91355

Website of Issuer:

https://www.readysetjetofficial.com

Current Number of Employees:

Two (2), 1 Full-Time & 1 Part-Time

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$108,332	$50,816
Cash & Cash Equivalents	$66,469	$27,558
Accounts Receivable	$637	$2,305
Inventory	$29,399	$20,953
Short-term Debt	$27,863	$31,099
Long-term Debt	$0	$0
Revenues/Sales	$41,374	$12,037
Cost of Goods Sold	$20,800	$10,346
Taxes Paid	$1,275	0
Net Income	($139,090)	($100,282)


April 26, 2022

FORM C-AR

Ready Set Jet, Inc.

READY | SET | JET


This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Ready Set Jet, Inc. ("**RSJI**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.


The date of this Form C-AR is April 26, 2022.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Ready Set Jet, Inc. is a beauty products business, established as a Delaware corporation on February 19, 2019. The Company was restructured on September 9, 2019 to effectuate a 100:1 forward stock split, and to authorize 3,000,000 shares of "Class F" founder's common stock having certain enumerated rights. As a result of the foregoing, the Company has a total of 14,000,000 shares of capital stock (Common Stock and Class F Stock) combined.

The Company is located at: 24355 Creekside Rd #801506, Santa Clarita, CA 91355

The Company's website is: https://www.readysetjetofficial.com

The Company conducts business in and sells its products and services through the internet throughout the United States and internationally.

RISK FACTORS

We urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

COVID-19 has had an effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020 and 2021 due to COVID-19, the Company's revenue has been adversely affected. During the height of the pandemic, warehousing centers were closed due to the lockdown orders which delayed shipment of completed goods and launch of product lines; in the event of continued or exacerbated pandemic circumstances and/or similar lockdowns our business could be negatively affected as a result of supply chain, warehousing, and distribution disruptions.

The amount of capital raised by the Company may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from a late launch, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently generates a small amount of revenue and future sources of revenue may not be sufficient to meet subsequent capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 14,000,000 shares of common capital stock, of which 10,854,965 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock (whether common or preferred), we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

Ready Set Jet is a mission driven brand that empowers women to take control of their beauty routine. We intersect innovative easy to use products with the power of community and social impact to change the world thru beauty.

Business Plan

Ready Set Jet provides women a simplified beauty routine with multi-use products powered by vegan skincare, saving them time, space, and money while also giving back to underserved communities. We don't just sell makeup. We have an omni-directional approach to beauty from the inside out. We provide a membership-driven community where women gain confidence and access to tools to thrive in their personal and professional lives. Our academy provides online beauty and lifestyle courses, and access to industry experts while also impacting underserved communities with skills training and vocational training. We are a D2C and B2B company that intersects cutting edge products with ed-tech and social impact to change the world thru beauty.

The Company's Products and/or Services

Product / Service	Description	Current Market
Beauty Batons	A six-in-one beauty regimen package.	Direct-to-Consumer / B2B
Ready Set Jet Academy	Ready Set Jet Academy	Community driven education, mentoring, and networking platform for women.

Competition

RSJI's niche within the market is the direct-to-consumer distribution model partnered with strategic retail partnerships. Several key competitors in the beauty market have taken advantage of the direct-to-consumer distribution model to provide lower overhead and higher margins; examples include Boomstix, Thrive Causemetics, Glossier, and Rare Beauty.

Most of our direct-to-consumer competitors target age specific beauty needs with what we believe to be a myriad of products that can be overwhelming for the consumer. Our products address the lifestyle around beauty more generally, simplifying beauty routines helping women save time, space and money, while also leaning into the demand for more education and community around beauty and wellness.

Customer Base

We sell our products globally direct-to-consumer and to strategic retail partners (including Amazon and larger industry players). We also have a community driven academy for experiences to provide skills to women looking for more ways to tap into their inner and outer beauty. Our products and courses appeal to women on the go, travel enthusiasts and women looking to simplify their beauty routine. Our products reach an audience of millennial to boomer women interested in education around beauty, empowerment and wellness. Our products address a lifestyle as opposed to a particular age; however we find that our color products appeal to a younger Gen Z, Millennial demographic while our Beauty Baton appeals to a demographic between 40-60 who is looking to simplify her beauty routine.

Supply Chain

The Company utilizes a variety of suppliers for raw materials, packaging, warehousing, distribution, and shipment. The Company has access to a variety of alternate vendors, suppliers, and service providers globally.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5644724	Ready Set Jet	Trade Mark	09/27/2017	01/01/2019	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Shalini Vadhera	CEO & Sole Director	CEO & Founder – Ready Set Jet, Inc. Feb. 2018 – Present	B.S. (1995) International Business California State University San Marcos

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two (2) employees: One (1) Full-Time and One (1) Part-Time.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 14,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), consisting of and 11,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 3,000,000 shares of Class F founder's common stock (the "**Class F Stock**"). As of the date of this Form C-AR, 7,854,965 shares of Common Stock and 3,000,000 shares of Class F Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock (Traditional)
Amount Outstanding	7,854,965
Par Value Per Share	$0.0001
Voting Rights	One (1) vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	69.44%

Type	Common Stock ('Class F')
Amount Outstanding	3,000,000
Par Value Per Share	$0.0001
Voting Rights	Ten (10) votes per share
Anti-Dilution Rights	N/A
Other Rights	Pro-Rata Liquidation, 1:1 Conversion to Common Stock, Veto Right (Cert. of Inc. amendments, capitalization changes, liquidity events, authorization or issuance of senior securities)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Holders of this security are able to exercise significant control over the business decisions of the Company including capital formation, non-ordinary course transactions, and liquidity events.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	26.52%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$17,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	20% Discount, $20mm Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.09%*

*This is an estimate based on the valuation cap of the SAFE. Actual percentages will vary based on additional capital raises and changes in the capitalization of the Company.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$105,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	20% Discount, No Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.31%*

*This is an estimate based on a 20% discount from the valuation cap of the Crowd SAFEs, which is the most recent issuance of convertible securities. Actual percentages will vary based on additional capital raises and changes in the capitalization of the Company.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$50,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	20% Discount, Most Favored Nations Clause
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	In the event that securities are issued having superior or otherwise preferable terms, this security will be entitled to the benefit of such superior / preferential terms (which may include a lower valuation cap resulting in a greater number of shares issuable).
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.63%*

*This is an estimate based on a 20% discount from the valuation cap of the Crowd SAFEs, which is the most recent issuance of convertible securities. Actual percentages will vary based on additional capital raises and changes in the capitalization of the Company.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$98,766.27
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	20% Discount, $10mm Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.99%*

*This is an estimate based on the valuation cap of the SAFE. Actual percentages will vary based on additional capital raises and changes in the capitalization of the Company.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$103,368.84
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	20% Discount, $10mm Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.03%*

*This is an estimate based on the valuation cap of the Crowd SAFEs. Actual percentages will vary based on additional capital raises and changes in the capitalization of the Company.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Accounts Payable*
Amount Outstanding	$27,863.03
Interest Rate and Amortization Schedule	0%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A

*Outstanding legal fees payable for corporate law services.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Shalini Vadhera	7,250,000 Common Stock 3,000,000 Class F Stock	Total: 96.77% (as issued)

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations

Ready Set Jet, Inc. (the "**Company**") is a beauty tech platform business, established as a Delaware corporation on February 19, 2019. The Company was restructured on September 9, 2019 to effectuate a 100:1 forward stock split, and to authorize 3,000,000 shares of "Class F" founder's common stock having certain enumerated rights. As a result of the foregoing, the Company has a total of 14,000,000 shares of capital stock (Common Stock and Class F Stock) combined.

Cash and Cash Equivalents

As of April 15, 2022, the Company had an aggregate of $100,000 in cash and cash equivalents, leaving the Company with approximately 8 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company.

Material Changes and Other Information

Please see the financial statements attached as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$1,000.00	100,000	Stated Capital (Founder Stock)	02/19/2019	Section 4(a)(2)
Common Stock	Stock Split	7,000,000	N/A	09/05/2019	Section 4(a)(2)
Class F Common Stock	Stock Split	3,000,000	N/A	09/05/2019	Section 4(a)(2)
Common Stock	$59.19	592,920	Stated Capital (Founder Stock)	01/08/2020	Section 4(a)(2)
SAFE	$17,000.00	3	R&D, Inventory, Marketing, Working Capital	05/23/2019 – 05/29/2019	Section 4(a)(2)
SAFE	$50,000.00	2	R&D, Inventory, Marketing, Working Capital	05/29/2019- 06/03/2019	Section 4(a)(2)
SAFE	$105,000.00	7	R&D, Inventory, Marketing, Working Capital	05/24/2019- 01/14/2020	Section 4(a)(2)
SAFE	$98,766.27	6	R&D, Inventory, Marketing, Working Capital	04/15/2021- 10/25/2021	Section 4(a)(2)
Crowd SAFEs	$103,368.84	103,368 Crowd SAFE Units	Inventory, Marketing, CFO/COO, Director of Academy	April 30, 2021	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Maximum Target Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available upon request.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Shalini Vadhera
_____
(Signature)

Shalini Vadhera
_____
(Name)

CEO & Sole Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Shalini Vadhera
_____
(Signature)

Shalini Vadhera
_____
(Name)

CEO & Sole Director
_____
(Title)

April 26, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Shalini Vadhera, certify that the financial statements of Ready Set Jet, Inc. included in this Form C-AR are true and complete in all material respects.

/s/ Shalini Vadhera
_____
(Signature)

Shalini Vadhera
_____
(Name)

CEO & Sole Director
_____
(Title)

Ready Set Jet, Inc

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (0244)	66,468.94
Total Bank Accounts	**$66,468.94**
Accounts Receivable	
Accounts Receivable (A/R)	637.34
Total Accounts Receivable	**$637.34**
Other Current Assets	
Inventory Asset	29,398.77
Total Other Current Assets	**$29,398.77**
Total Current Assets	**$96,505.05**
Other Assets	
Financing Costs	11,827.10
Total Other Assets	**$11,827.10**
TOTAL ASSETS	**$108,332.15**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	27,714.00
Total Accounts Payable	**$27,714.00**
Other Current Liabilities	
Sales Tax Payable	149.03
Total Other Current Liabilities	**$149.03**
Total Current Liabilities	**$27,863.03**
Total Liabilities	**$27,863.03**
Equity	
CLASS F STOCK Par Value $0.0001, 3,000,000 Shares Authorized	300.00
COMMON STOCK Par Value $0.0001, 11,000,000 Shares Authorized	700.00
Opening Balance Equity	965.00
Owner's Pay & Personal Expenses	-7,741.06
Retained Earnings	-148,799.88
SAFEs	0.00
SAFE - $10M Val Cap	202,135.11
SAFE - $20M Val Cap	172,000.00
Total SAFEs	**374,135.11**
Net Income	-139,090.05
Total Equity	**$80,469.12**
TOTAL LIABILITIES AND EQUITY	**$108,332.15**

Ready Set Jet, Inc

Profit and Loss
January - December 2021

	TOTAL
Income	
Discounts given	-178.00
Online Sales	19,213.26
Discounts/Refunds	-3,355.13
Shipping Income	1,281.24
Total Online Sales	**17,139.37**
Wholesale Sales	13,514.71
Everra	10,898.33
Total Wholesale Sales	**24,413.04**
Total Income	**$41,374.41**
Cost of Goods Sold	
Cost of Goods Sold	20,799.87
Total Cost of Goods Sold	**$20,799.87**
GROSS PROFIT	**$20,574.54**
Expenses	
Advertising & Marketing	23,514.17
Advertising/Promotional	1,012.00
Affiliate Marketing	300.00
Bank Charges & Fees	68.98
Car & Truck	
Fuel	798.93
Parking & Tolls	51.50
Total Car & Truck	**850.43**
Contractors	23,132.75
Direct Marketing	
Affiliate Fees	45.76
Marketing Agency	14,191.00
Paid Ads	3,029.29
Total Direct Marketing	**17,266.05**
Insurance	1,000.00
IT, Software & Subscription	1,889.93
Job Supplies	695.71
Legal & Professional Services	12,419.30
Meals & Entertainment	3,294.11
Merchant Fees	616.45
Office Supplies & Expenses	3,271.36
Payroll Expenses	46,818.88
Research and Development	266.85
Shipping	7,226.60
Taxes & Licenses	1,275.00
Telephone & Internet	3,571.07
Travel	9,313.11
Web Services	1,861.84
Total Expenses	**$159,664.59**
NET OPERATING INCOME	**$ -139,090.05**
NET INCOME	**$ -139,090.05**

Ready Set Jet, Inc

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-139,090.05
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	1,668.10
Inventory Asset	-8,446.13
Financing Costs	-11,827.10
Accounts Payable (A/P)	32.00
Sales Tax Payable	149.03
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-18,424.10**
Net cash provided by operating activities	**$ -157,514.15**
FINANCING ACTIVITIES	
Opening Balance Equity	1,965.00
Owner's Pay & Personal Expenses	-7,741.06
SAFEs	-172,000.00
SAFEs:SAFE - $10M Val Cap	202,135.11
SAFEs:SAFE - $20M Val Cap	172,000.00
Net cash provided by financing activities	**$196,359.05**
NET CASH INCREASE FOR PERIOD	**$38,844.90**
Cash at beginning of period	27,624.04
CASH AT END OF PERIOD	**$66,468.94**

Ready Set Jet, Inc

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (0244)	27,558.29
Total Bank Accounts	**$27,558.29**
Accounts Receivable	
Accounts Receivable (A/R)	2,305.44
Total Accounts Receivable	**$2,305.44**
Other Current Assets	
Inventory Asset	20,952.64
Total Other Current Assets	**$20,952.64**
Total Current Assets	**$50,816.37**
TOTAL ASSETS	**$50,816.37**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	27,682.00
Total Accounts Payable	**$27,682.00**
Total Current Liabilities	**$27,682.00**
Total Liabilities	**$27,682.00**
Equity	
CLASS F STOCK Par Value $0.0001, 3,000,000 Shares Authorized	300.00
COMMON STOCK Par Value $0.0001, 11,000,000 Shares Authorized	700.00
Opening Balance Equity	-1,000.00
Retained Earnings	-52,000.68
SAFEs	172,000.00
Net Income	-96,864.95
Total Equity	**$23,134.37**
TOTAL LIABILITIES AND EQUITY	**$50,816.37**

Ready Set Jet, Inc

Profit and Loss

January - December 2020

	TOTAL
Income	
Online Sales	2,048.62
Other Sales	0.37
Wholesale Sales	9,988.56
Total Income	**$12,037.55**
Cost of Goods Sold	
Cost of Goods Sold	3,247.36
Total Cost of Goods Sold	**$3,247.36**
GROSS PROFIT	**$8,790.19**
Expenses	
Academy Set Up	972.00
Advertising & Marketing	5,775.80
Advertising/Promotional	3,649.24
Affiliate Marketing	500.00
Bank Charges & Fees	70.13
Car & Truck	
Fuel	142.73
Parking & Tolls	61.50
Total Car & Truck	**204.23**
Contractors	21,450.00
Bailey Rasic	1,507.75
Elaine Moerenhout Ritchie	75.50
Laura Evans	8,017.52
Total Contractors	**31,050.77**
gas/mileage	277.30
Insurance	1,250.00
Job Supplies	60.73
Legal & Professional Services	34,295.50
Meals & Entertainment	2,308.23
Meetings & Seminars	266.50
Office Supplies & Software	373.98
Other Business Expenses	154.50
phone	1,589.12
Reimbursable Expenses	16.00
Research and Development	537.32
Shipping	5,681.94
subscription	1,796.85
Taxes & Licenses	1,057.00
Travel	7,808.68
Utilities	571.46
Web Services	9,387.86
Total Expenses	**$109,655.14**
NET OPERATING INCOME	**$ -100,864.95**
Other Income	
Pandemic Grant	4,000.00
Total Other Income	**$4,000.00**
NET OTHER INCOME	**$4,000.00**
NET INCOME	**$ -96,864.95**